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                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549


                              FORM 10-C

         Report by Issuer of Securities Quoted on NASDAQ
         Inter-Dealer Quotation System Filed Pursuant to
         Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rules 13a-17 and 15d-17 Thereunder


                  REGIONS FINANCIAL CORPORATION
          (Exact Name of Issuer as Specified in Charter)


         417 North 20th Street, Birmingham, Alabama  35203
              (Address of principal executive offices)


                            (205) 326-7860
           (Issuer's Telephone Number, Including Area Code)


             I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

     1.  Title of security:  Common Stock, par value $0.625 per share

     2.  Number of shares outstanding before the change:  67,805,087*

     3.  Number of shares outstanding after the change:  136,633,018**

     4.  Effective date of change:  June 13, 1997

     5.  Method of change:

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):

2 for 1 stock split-up effected in the form of a stock dividend

     Give brief description of transaction:

As of the close of business on June 13, 1997, a stock dividend of one share of common stock of the issuer was paid to the holder of record of each share of outstanding common stock as of May 15, 1997, as well as to the holder of record of each share of common stock issued in merger transactions between May 15, 1997 and June 13, 1997.

* Excludes shares issuable in the merger of the Issuer and SB&T Corporation effected on June 13, 1997.
** Includes 1,022,844 shares (post-split) issued in the merger of the Issuer and SB&T Corporation effected on June 13, 1997.

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             II.  CHANGE IN NAME OF ISSUER

     1.  Name prior to change: n/a

     2.  Name after change: n/a

     3.  Effective date of charter amendment changing name: n/a

     4.  Date of shareholder approval of change, if required:  n/a


DATE: June 20, 1997                            /s/ Robert P. Houston
                                     Executive Vice President and Comptroller